FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of February, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

February 4, 2004


--------------------------------------------------------------------------------

[LOGO] RICOH

                                QUARTERLY REPORT

                       3rd Quarter ended December 31, 2003
       (Results for the Period from October 1, 2003 to December 31, 2003)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Three months ended December 31, 2003 and 2002

                                                                                  (Billions of yen)
---------------------------------------------------------------------------------------------------
                                               Three months ended   Three months ended
                                                December 31, 2003    December 31, 2002       Change
---------------------------------------------------------------------------------------------------
  Domestic sales                                            212.9                210.1         1.3%
  Overseas sales                                            207.9                210.5        -1.2%
Net sales                                                   420.9                420.7         0.0%
Gross profit                                                185.7                184.9         0.5%
Operating income                                             36.2                 33.3         8.4%
Income before income taxes                                   33.2                 29.9        10.9%
Net income                                                   19.6                 17.8        10.5%
---------------------------------------------------------------------------------------------------

Exchange rate (Yen/US$)                                    108.92               122.59       -13.67
Exchange rate (Yen/EURO)                                   129.58               122.59         6.99
---------------------------------------------------------------------------------------------------

Net income per share (yen)                                  26.53                24.51         2.02
---------------------------------------------------------------------------------------------------

Capital expenditures                                         15.5                 16.7         -1.1
Depreciation for tangible fixed assets                       15.7                 17.5         -1.7
R&D expenditures                                             24.2                 20.8          3.3
---------------------------------------------------------------------------------------------------

(2) Nine months ended December 31, 2003, 2002 and year ended March 31, 2004 (forecast)

                                                                                                             (Billions of yen)
-------------------------------------------------------------------------------------------------  ----------------------------
                                             Nine months ended    Nine months ended                  Year ended
                                             December 31, 2003    December 31, 2002       Change   March 31, 2004        Change
                                                 (Results)            (Results)                      (Forecast)
-------------------------------------------------------------------------------------------------  ----------------------------
  Domestic sales                                        661.5                659.7          0.3%         900.0             0.4%
  Overseas sales                                        647.4                617.7          4.8%         877.0             4.1%
Net sales                                             1,308.9              1,277.5          2.5%       1,777.0             2.2%
Gross profit                                            573.8                545.5          5.2%         778.0             4.4%
Operating income                                        113.4                 94.7         19.8%         153.0            14.5%
Income before income taxes                              104.6                 85.6         22.2%         144.0            16.6%
Net income                                               61.9                 51.3         20.7%          85.0            17.2%
-------------------------------------------------------------------------------------------------  ----------------------------

Exchange rate (Yen/US$)                                115.00               122.92         -7.92        113.26            -8.70
Exchange rate (Yen/EURO)                               132.17               118.84         13.33        131.13            10.13
-------------------------------------------------------------------------------------------------  ----------------------------

Net income per share (yen)                              83.32                70.62         12.70        114.89            15.10
-------------------------------------------------------------------------------------------------  ----------------------------

Total assets                                          1,922.1              1,807.2         114.8             -                -

Shareholders' equity                                    708.8                671.1          37.7             -                -

Interest-bearing debt                                   513.1                541.2         -28.0             -                -
-------------------------------------------------------------------------------------------------  ----------------------------

Equity ratio (%)                                         36.9                 37.1          -0.2             -                -
-------------------------------------------------------------------------------------------------  ----------------------------

Shareholder's equity per share (yen)                   958.20               925.98         32.22             -                -
-------------------------------------------------------------------------------------------------  ----------------------------


Cash flows from operating activities                     81.6                112.1         -30.4             -                -
Cash flows from investing activities                    -40.4                -76.6          36.2             -                -
Cash flows from financing activities                      9.2                -26.2          35.4             -                -
Cash and cash equivalents at end of period              238.3                177.5          60.8             -                -
-------------------------------------------------------------------------------------------------  ----------------------------

Capital expenditures                                     51.8                 55.1          -3.2          71.0             -2.9
Depreciation for tangible fixed assets                   49.4                 51.4          -2.0          68.0             -1.5
R&D expenditures                                         68.4                 61.0           7.4          94.0             10.4
-------------------------------------------------------------------------------------------------  ----------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                       1

PERFORMANCE
*Overview

Consolidated net sales for the 3rd quarter of fiscal 2004 (the three months period from October 1 to December 31, 2003) amounted to Yen 420.9 billion. During this quarter, the average yen exchange rates were at Yen 108.92 against the U.S. dollar (an appreciation of approximately 11.2% as compared to the previous corresponding period) and Yen 129.58 against the Euro (a depreciation of approximately 5.7% as compared to the previous corresponding period). Net sales would rise 0.6% excluding impacts of such foreign currency exchange fluctuations.

In Japan, sales of printing systems such as MFPs (multifunctional printers) and laser printers increased. We strategically focused these product categories in order to deal with customer needs shifting to multifunctional and networking. In addition, solutions business such as useware and support continued to be favorable. Overall domestic sales consequently increased by 1.3% as compared to the previous corresponding period.

As for overseas, sales of product categories such as PPCs (plain paper copier), MFPs and laser printers, especially color models, increased in each region. Although sales in Europe increased by 12.5% as compared to the previous corresponding period, sales in the Americas decreased by 9.8% as compared to the previous corresponding period (1.2% increase excluding foreign currency exchange impact), due to the yen's appreciation to the U.S. dollar. And sales in other region such as China, Asian and Oceania countries decreased by 14.1% as compared to the previous corresponding period, owing to decline of optical disks demands and cutback of analog camera business. As the result, overall overseas sales decreased by 1.2% as compared to the previous corresponding period. Excluding impacts of the foreign exchange fluctuations, overall overseas sales would have decreased by 0.1%.

Operating income increased by 8.4% to Yen 36.2 billion in spite of increase of social insurance premium and strategic costs in research and development and the others. It is due mainly to the effect of new offering and sales growth of high-margin, high-value-added categories such as color PPCs, MFPs and laser printers, as well as ongoing cost cutting activities.

Income before income taxes consequently increased by 10.9% as compared to the previous corresponding period, to Yen 33.2 billion, despite of foreign exchange losses in other income expense.

Due to the change of the Corporate Tax Law in Japan, the amount of tax exemption on research and development expenses was increased, and the overall profitability improved, thereby leading to a decline in the effective tax rate. As a result, net income increased by 10.5% as compared to the previous corresponding period, to Yen 19.6 billion.

                                       2

*Conditions by Product Line

Office Equipment (Sales up 0.8% to Yen 368.5 billion)

Customer demand has shift more and more to networking and colorization in Japan and overseas market place. In that business environment, we have enforced solution proposal to customers for the optimization of their total printing cost in order to support their efficient management of TDV (total document volume). As a result, sales of printing systems such as MFPs and laser printers have continued to grow.

In Japan, sales of Network System Solution category such as useware and support continuously increased in addition to that demand's shift. And overseas sales increased despite of the yen's appreciation to the U.S. dollar, due primarily to color products and the continuous offerings of new products. As a result, the total sales of Office Equipment increased by 0.8% as compared to the previous corresponding period, to Yen 368.5 billion.

     Imaging Solutions (Sales down 9.3% to Yen 189.0 billion)

      Digital Imaging Systems

      - Shift to multifunctional products cause the sales decline of facsimiles and duplicators

      - Overseas sales of color PPCs increased in each region.

      As a result, sales in this category decreased by 5.0%.

      Other Imaging Systems

      - Sales were down by 20.6% due to the shift from analog products to MFPs and color products

     Network Input/Output Systems (Sales up 17.5% to Yen 137.9 billion)

      Printing Systems

      - Continuous new offering products to cope with the shift to networked and color models in Japan and overseas

        (Imagio Neo 352/452 series and Imagio Neo C385/C325 series in Japan)

        (Aficio 2022/2027 series and Aficio CL3000/CL7000 series overseas)

      - Sales of MFPs and laser printers continued increasing.

      - Steadily progressed sales of color products, especially overseas

      As a result, sales of this category increased by 21.0%.

      Other Input/Output Systems

      Sales in the optical discs business, which was favorable results in the previous term, decreased by 7.5%.

     Network System Solutions (Sales up 3.9% to Yen 41.6 billion)

      - Responded to customer's needs for cost cutting on information technology and workflow performance improvement on data processing.

      - Continuous sales growth of solution business such as useware and support

      - Sluggish customer demand for PC and server touched bottom.

Operating income for the entire office equipment business increased by 12.5% as compared to the previous corresponding period, to Yen 49.9 billion. This can be ascribed to the continued introduction of new high-margin, high-value-added products, an increase in their sales, and the effects of ongoing cost-cutting efforts in production, although yen's appreciation to U.S. dollar was unfavorably impacted.

Other Businesses (Sales down 4.8% to Yen 52.3 billion)

Sales in this category decreased by 4.8% as compared to the previous corresponding period, to Yen 52.3 billion, due primarily to the cutback of analog camera business and sluggish demand for meter equipments. Other business such as leasing achieved steady gains.

As a result, overall operating income for other businesses decreased to Yen
1.0 billion.

*Cash Flows (Nine months from April 1, 2003 to December 31, 2003)

Net cash provided by operating activities decreased Yen 30.4 billion as compared to the previous corresponding period, to Yen 81.6 billion. It was due to the fact that net income increased as compared to the previous corresponding period and trade receivable decreased, although inventories increased in order to cope with overseas sales expansion, and income tax and bonus were paid.

Net cash used in investing activities was Yen 40.4 billion due to capital investment in new product lines and product development.

As a result, free cash flow generated by operating and investing activities totaled Yen 41.2 billion, up Yen 5.8 billion as compared to the previous corresponding period.

Net cash provided in financing activities amounted to Yen 9.2 billion due primarily to temporary increase of interest-bearing debt, payment of dividends and reacquisition of treasury stock.

As a result, cash and cash equivalents at the end of the 3rd quarter were Yen
49.1 billion higher than the end of the preceding year, standing at Yen
238.3 billion.

                                       3

*Forecast for the entire fiscal year

As for the forecast of business results for the fiscal year ended March 31, 2004, we have slightly reduced our sales forecast as announced in October 2003 to Yen 1,777.0 billion with 2.2% growth as compared to the previous year. However, we believe that domestic sales can continuously increase due to the effect of sales strategies taken proactively in this 3rd quarter, and overseas sales can further increase. For the 4th quarter and onward, we maintain our exchange rate assumption of Yen 108.00 against the U.S. dollar and of Yen 128.00 against the Euro.

As for income, we revised upward our forecast of operating income from Yen 152.0 billion announced in October 2003 to Yen 153.0 billion, due primarily to steady results up to 3rd quarter and our anticipation of further improvement in profitability. In terms of our forecast of income before income tax and net income in the current fiscal year, we intend to remain as announced in October 2003, Yen 144.0 billion and Yen 85.0 billion respectively.

Exchange Rate Assumptions for the full year ended March 31, 2004
US$ 1  = Yen 113.26 (Yen 121.96 in previous fiscal year)
EURO 1 = Yen 131.13 (Yen 121.00 in previous fiscal year)

                                                                                           (Billions of yen)
-----------------------------------------------------------------------------------------------------------
                                        Year ended        Year ended
                                      March 31, 2004    March 31, 2003           Change
                                        (Forecast)        (Results)
-----------------------------------------------------------------------------------------------------------
  Domestic sales                            900.0            896.0                0.4%
  Overseas sales                            877.0            842.3                4.1%
Net sales                                 1,777.0          1,738.3                2.2%  (*1)
Gross profit                                778.0            745.3                4.4%
Operating income                            153.0            133.6               14.5%
Income before income taxes                  144.0            123.4               16.6%
Net income                                   85.0             72.5               17.2%  (*2)
-----------------------------------------------------------------------------------------------------------

Notes:

*1...Net sales would be tenth consecutive year of growth.
*2...Net income would be twelfth consecutive year of growth and tenth consecutive year of record high.

* Ricoh bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                        4

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE 3RD QUARTER ENDED DECEMBER 31, 2003 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO 3RD QUARTER FINANCIAL STATEMENTS
(1) No change in accounting method has been made.
(2) Change relating to the scale of consolidation and the application of the equity method:
    Consolidated subsidiaries: No change
    Companies accounted for by the equity method: No addition; 1 removal

2. RESULTS FOR THE PERIOD FROM OCTOBER 1, 2003 TO DECEMBER 31, 2003

(1) Operating Results                                                                                             (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended     Three months ended       Year ended
                                                                    December 31, 2003      December 31, 2002     March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     420,903                420,739          1,738,358
    (% change from the previous corresponding period)                             0.0                    4.8                3.9
Operating income                                                               36,214                 33,394            133,654
    (% change from the previous corresponding period)                             8.4                   12.3                3.1
Income before income taxes                                                     33,266                 29,987            123,470
    (% change from the previous corresponding period)                            10.9                   15.9                8.4
Net income                                                                     19,664                 17,801             72,513
    (% change from the previous corresponding period)                            10.5                   19.5               17.7
Net income per share-basic (yen)                                                26.53                  24.51              99.79
Net income per share-diluted (yen)                                                  -                  23.74              96.81
-----------------------------------------------------------------------------------------------------------------------------------
Note: Equity in earnings of affiliates: Yen 932 million (Yen 459 million in previous corresponding period)

(2) Financial Position                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    December 31, 2003      December 31, 2002     March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                1,922,150              1,807,267          1,884,922
Shareholders' equity                                                          708,888                671,132            657,514
Equity ratio (%)                                                                 36.9                   37.1               34.9
Equity per share (yen)                                                         958.20                 925.98             885.41
-----------------------------------------------------------------------------------------------------------------------------------
Note: Number of shares outstanding as of December 31, 2003: 739,813,149 shares (724,777,428 shares as of December 31, 2002)

Cash Flow                                                                                                         (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Nine months ended      Nine months ended        Year ended
                                                                    December 31, 2003      December 31, 2002      March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                           81,698                112,173            185,742
Cash flows from investing activities                                          -40,400                -76,695            -98,199
Cash flows from financing activities                                            9,223                -26,212            -67,143
Cash and cash equivalents at end of period                                    238,389                177,564            189,243
-----------------------------------------------------------------------------------------------------------------------------------


3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2003 TO MARCH 31, 2004                                             (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                          1,777,000
Operating income                                                                                     153,000
Income before income taxes                                                                           144,000
Net income                                                                                            85,000
-----------------------------------------------------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) 114.89 yen


In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2004. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

                                       5

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended December 31, 2003 and 2002)                                                  (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                Three months ended    Three months ended
                                                 December 31, 2003     December 31, 2002         Change         %
------------------------------------------------------------------------------------------------------------------
Net sales                                                  420,903               420,739            164        0.0
Cost of sales                                              235,124               235,802           -678       -0.3
  Percentage of net sales (%)                                 55.9                  56.0
Gross Profit                                               185,779               184,937            842        0.5
  Percentage of net sales (%)                                 44.1                  44.0
Selling, general and administrative expenses               149,565               151,543         -1,978       -1.3
  Percentage of net sales (%)                                 35.5                  36.1
Operating income                                            36,214                33,394          2,820        8.4
  Percentage of net sales (%)                                  8.6                   7.9
Other (income) expense
Interest and dividend income                                   434                   603           -169      -28.0
  Percentage of net sales (%)                                  0.1                   0.1
Interest expense                                             1,337                 1,298             39        3.0
  Percentage of net sales (%)                                  0.3                   0.3
Other, net                                                   2,045                 2,712           -667      -24.6
  Percentage of net sales (%)                                  0.5                   0.6
Income before income taxes,
 equity income and minority interests                       33,266                29,987          3,279       10.9
  Percentage of net sales (%)                                  7.9                   7.1
Provision for income taxes                                  13,473                12,729            744        5.8
  Percentage of net sales (%)                                  3.2                   3.0
Minority interests in earnings of subsidiaries               1,061                   -84          1,145          -
  Percentage of net sales (%)                                  0.2                   0.0
Equity in earnings of affiliates                               932                   459            473      103.1
  Percentage of net sales (%)                                  0.2                   0.1
Net income                                                  19,664                17,801          1,863       10.5
  Percentage of net sales (%)                                  4.7                   4.2
------------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
                   US$ 1                                Yen 108.92            Yen 122.59
                  EURO 1                                Yen 129.58            Yen 122.59

(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                 Nine months ended     Nine months ended                                 Year ended
                                                 December 31, 2003     December 31, 2002         Change         %    March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                1,308,993             1,277,560         31,433        2.5        1,738,358
Cost of sales                                              735,107               731,978          3,129        0.4          993,009
  Percentage of net sales (%)                                 56.2                  57.3                                       57.1
Gross Profit                                               573,886               545,582         28,304        5.2          745,349
  Percentage of net sales (%)                                 43.8                  42.7                                       42.9
Selling, general and administrative expenses               460,417               450,860          9,557        2.1          611,695
  Percentage of net sales (%)                                 35.1                  35.3                                       35.2
Operating income                                           113,469                94,722         18,747       19.8          133,654
  Percentage of net sales (%)                                  8.7                   7.4                                        7.7
Other (income) expense
Interest and dividend income                                 1,747                 2,638           -891      -33.8            3,772
  Percentage of net sales (%)                                  0.1                   0.2                                        0.2
Interest expense                                             4,200                 5,328         -1,128      -21.2            6,853
  Percentage of net sales (%)                                  0.3                   0.4                                        0.4
Other, net                                                   6,334                 6,372            -38       -0.6            7,103
  Percentage of net sales (%)                                  0.5                   0.5                                        0.4
Income before income taxes,
 equity income and minority interests                      104,682                85,660         19,022       22.2          123,470
  Percentage of net sales (%)                                  8.0                   6.7                                        7.1
Provision for income taxes                                  41,897                36,749          5,148       14.0           51,984
  Percentage of net sales (%)                                  3.2                   2.9                                        3.0
Minority interests in earnings of subsidiaries               2,760                  -348          3,108          -            1,376
  Percentage of net sales (%)                                  0.2                   0.0                                        0.0
Equity in earnings of affiliates                             1,904                 2,067           -163       -7.9            2,403
  Percentage of net sales (%)                                  0.1                   0.2                                        0.1
Net income                                                  61,929                51,326         10,603       20.7           72,513
  Percentage of net sales (%)                                  4.7                   4.0                                        4.2
------------------------------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
                   US$ 1                                Yen 115.00            Yen 122.92                                 Yen 121.96
                  EURO 1                                Yen 132.17            Yen 118.84                                 Yen 121.00

                                        6

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2003 and 2002)                                                         (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                       Three months ended      Three months ended
                                        December 31, 2003       December 31, 2002          Change                  %
-------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                          143,882                 151,471          -7,589                -5.0
  Percentage of net sales (%)                       34.2                    36.0
 Other Imaging Systems                             45,151                  56,852         -11,701               -20.6
  Percentage of net sales (%)                       10.7                    13.5
Total Imaging Solutions                           189,033                 208,323         -19,290                -9.3
  Percentage of net sales (%)                       44.9                    49.5
-------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
 Printing Systems                                 124,564                 102,972          21,592                21.0
  Percentage of net sales (%)                       29.6                    24.5
 Other Input/Output Systems                        13,372                  14,449          -1,077                -7.5
  Percentage of net sales (%)                        3.2                     3.4
Total Network Input/Output Systems                137,936                 117,421          20,515                17.5
  Percentage of net sales (%)                       32.8                    27.9
-------------------------------------------------------------------------------------------------------------------------
Network System Solutions                           41,623                  40,073           1,550                 3.9
  Percentage of net sales (%)                        9.9                     9.5
-------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                            368,592                 365,817           2,775                 0.8
  Percentage of net sales (%)                       87.6                    86.9
-------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                   52,311                  54,922          -2,611                -4.8
  Percentage of net sales (%)                       12.4                    13.1
-------------------------------------------------------------------------------------------------------------------------
Grand Total                                       420,903                 420,739             164                 0.0
  Percentage of net sales (%)                      100.0                   100.0
-------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                       US$ 1                   Yen 108.92              Yen 122.59
                      EURO 1                   Yen 129.58              Yen 122.59

(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                        Nine months ended       Nine months ended                                       Year ended
                                        December 31, 2003       December 31, 2002         Change             %        March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
 Digital Imaging Systems                          453,040                460,856          -7,816            -1.7             626,967
  Percentage of net sales (%)                       34.6                   36.1                                                36.1
 Other Imaging Systems                            151,087                177,829         -26,742           -15.0             232,746
  Percentage of net sales (%)                       11.6                   13.9                                                13.4
Total Imaging Solutions                           604,127                638,685         -34,558            -5.4             859,713
  Percentage of net sales (%)                       46.2                   50.0                                                49.5
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
 Printing Systems                                 358,021                292,380          65,641            22.5             408,830
  Percentage of net sales (%)                       27.4                   22.9                                                23.5
 Other Input/Output Systems                        43,097                 43,984            -887            -2.0              54,549
  Percentage of net sales (%)                        3.2                    3.4                                                 3.2
Total Network Input/Output Systems                401,118                336,364          64,754            19.3             463,379
  Percentage of net sales (%)                       30.6                   26.3                                                26.7
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                          138,855                140,125          -1,270            -0.9             197,482
  Percentage of net sales (%)                       10.6                   11.0                                                11.3
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                          1,144,100              1,115,174          28,926             2.6           1,520,574
  Percentage of net sales (%)                       87.4                   87.3                                                87.5
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                  164,893                162,386           2,507             1.5             217,784
  Percentage of net sales (%)                       12.6                   12.7                                                12.5
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                     1,308,993              1,277,560          31,433             2.5           1,738,358
  Percentage of net sales (%)                      100.0                  100.0                                               100.0
------------------------------------------------------------------------------------------------------------------------------------
            Reference : Exchange rate
                       US$ 1                   Yen 115.00             Yen 122.92                                          Yen 121.96
                      EURO 1                   Yen 132.17             Yen 118.84                                          Yen 121.00


Each category includes the following product line:
Digital Imaging Systems                             Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems                               Analog PPCs, diazo copiers, and thermal paper
Printing Systems                                    MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems                          Optical discs and system scanners
Network System Solutions                            Personal computers, PC servers, network systems and network related software
Other Businesses                                    Optical equipments, metering equipments and semiconductors

                                       7


2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended December 31, 2003 and 2002)                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                               Three months ended    Three months ended
                                                December 31, 2003     December 31, 2002       Change         %
----------------------------------------------------------------------------------------------------------------
(Domestic)                                                212,908               210,197        2,711        1.3
  Percentage of net sales (%)                               50.6                  50.0
(Overseas)                                                207,995               210,542       -2,547       -1.2
  Percentage of net sales (%)                               49.4                  50.0
   The Americas                                            75,933                84,177       -8,244       -9.8
    Percentage of net sales (%)                             18.0                  20.0
   Europe                                                  99,422                88,381       11,041       12.5
    Percentage of net sales (%)                             23.6                  21.0
   Other                                                   32,640                37,984       -5,344      -14.1
    Percentage of net sales (%)                              7.8                   9.0
Grand Total                                               420,903               420,739          164        0.0
  Percentage of net sales (%)                              100.0                 100.0
-----------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
                    US$ 1                              Yen 108.92            Yen 122.59
                   EURO 1                              Yen 129.58            Yen 122.59

(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                Nine months ended     Nine months ended                                 Year ended
                                                December 31, 2003     December 31, 2002       Change         %        March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
(Domestic)                                                661,544               659,772        1,772        0.3              896,022
  Percentage of net sales (%)                               50.5                  51.6                                         51.5
(Overseas)                                                647,449               617,788       29,661        4.8              842,336
  Percentage of net sales (%)                               49.5                  48.4                                         48.5
   The Americas                                           243,597               254,610      -11,013       -4.3              343,940
    Percentage of net sales (%)                             18.6                  20.0                                         19.8
  Europe                                                  296,373               254,550       41,823       16.4              354,477
    Percentage of net sales (%)                             22.6                  19.9                                         20.4
  Other                                                   107,479               108,628       -1,149       -1.1              143,919
    Percentage of net sales (%)                              8.3                   8.5                                          8.3
Grand Total                                             1,308,993             1,277,560       31,433        2.5            1,738,358
  Percentage of net sales (%)                              100.0                 100.0                                        100.0
------------------------------------------------------------------------------------------------------------------------------------
          Reference : Exchange rate
                    US$ 1                              Yen 115.00            Yen 122.92                                   Yen 121.96
                   EURO 1                              Yen 132.17            Yen 118.84                                   Yen 121.00

                                       8

3. CONSOLIDATED BALANCE SHEETS
(December 31, 2003 and March 31, 2003)

Assets                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                 December 31, 2003     March 31, 2003           Change
----------------------------------------------------------------------------------------------------------------------
Current Assets
    Cash and time deposits                                                 239,179           200,330            38,849
    Trade receivables                                                      402,866           417,942           -15,076
    Marketable securities                                                      123               107                16
    Inventories                                                            163,101           146,051            17,050
    Other current assets                                                    52,466            58,083            -5,617
Total Current Assets                                                       857,735           822,513            35,222
Fixed Assets
    Tangible fixed assets                                                  237,071           248,752           -11,681
    Finance receivable                                                     502,198           476,293            25,905
    Other Investments                                                      325,146           337,364           -12,218
Total Fixed Assets                                                       1,064,415         1,062,409             2,006
----------------------------------------------------------------------------------------------------------------------
Total Assets                                                             1,922,150         1,884,922            37,228
----------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
    Cash and cash equivalents                                              238,389           189,243
    Time deposits                                                              790            11,087


Liabilities and Shareholders' Investment                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                 December 31, 2003    March 31, 2003            Change
----------------------------------------------------------------------------------------------------------------------
Current Liabilities
    Trade payables                                                         271,165           280,798            -9,633
    Short-term borrowings                                                  222,565           138,713            83,852
    Other current liabilities                                              136,632           169,072           -32,440
Total Current Liabilities                                                  630,362           588,583            41,779
Fixed Liabilities
    Long-term indebtedness                                                 290,556           345,902           -55,346
    Retirement benefit obligation                                          214,863           209,011             5,852
    Other fixed liabilities                                                 28,596            30,653            -2,057
Total Fixed Liabilities                                                    534,015           585,566           -51,551
----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        1,164,377         1,174,149            -9,772
----------------------------------------------------------------------------------------------------------------------
Minority Interest                                                           48,885            53,259            -4,374
----------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
    Common stock                                                           135,364           135,364                 -
    Additional paid-in capital                                             186,599           186,521                78
    Retained earnings                                                      485,535           434,748            50,787
    Accumulated other comprehensive income (loss)                          -88,454           -94,733             6,279
    Treasury stock                                                         -10,156            -4,386            -5,770
Total Shareholders' Investment                                             708,888           657,514            51,374
----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                           1,922,150         1,884,922            37,228
----------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
    Net unrealized holding gains on available-for-sale securities           11,877             8,582             3,295
    Pension liability adjustments                                          -81,322           -89,119             7,797
    Net unrealized gains (losses) on derivative instruments                    -43              -178               135
    Cumulative translation adjustments                                     -18,966           -14,018            -4,948

       Reference: Exchange rate             December 31, 2003    March 31, 2003
                 US$ 1                             Yen 107.13        Yen 120.20
                EURO 1                             Yen 133.74        Yen 129.83

                                        9

4. CONSOLIDATED STATEMENTS OF CASH FLOW

(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Nine months ended     Nine months ended         Year ended
                                                                        December 31, 2003     December 31, 2002       March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  1. Net income                                                                    61,929                51,326               72,513
  2. Adjustments to reconcile net income to net cash
    provided by operating activities--
      Depreciation and amortization                                                56,381                56,519               76,551
      Equity in earnings of affiliates, net of dividends received                  -1,162                -1,129               -1,167
      Deferred income taxes                                                         1,026                -5,139               -9,289
      Loss on disposal and sales of tangible fixed assets                           1,094                 1,078                1,975
      Changes in assets and liabilities--
        Decrease in trade receivables                                              10,563                32,308               22,176
        (Increase) decrease in inventories                                        -21,209                 9,765               14,983
        Increase in finance receivables                                           -22,666               -20,517              -33,109
        (Decrease) increase in trade payables                                      -6,111               -22,407                5,632
        (Decrease) increase in accrued income taxes and
        accrued expenses and other                                                -28,587               -13,965               11,173
        Retirement benefit obligation, net                                         15,455                 4,804                7,806
      Other, net                                                                   14,985                19,530               16,498
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                        81,698               112,173              185,742
------------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
  1. Proceeds from sales of property, plant and equipment                             134                   201                  245
  2. Expenditures for tangible fixed assets                                       -51,830               -53,300              -71,984
  3. Payments for purchases of available-for-sale securities                      -25,200               -52,142              -52,219
  4. Proceeds from sales of available-for-sale securities                          34,047                24,148               24,513
  5. Decrease in time deposits                                                     10,192                 4,882                  944
  6. Other, net                                                                    -7,743                  -484                  302
------------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                           -40,400               -76,695              -98,199
------------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
  1. Proceeds from long-term indebtedness                                           1,104                57,685               58,194
  2. Repayment of long-term indebtedness                                          -25,788               -15,547              -23,133
  3. (Decrease) increase in short-term borrowings, net                             68,169               -52,257              -73,393
  4. Proceeds from issuance of long-term debt securities                            1,000                11,000               11,000
  5. Repayment of long-term debt securities                                       -14,000               -11,553              -11,723
  6. Cash dividends paid                                                          -11,136               -10,174              -10,176
  7. Purchase of treasury stocks                                                   -9,634                -4,897              -17,281
  8. Other, net                                                                      -492                  -469                 -631
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                               9,223               -26,212              -67,143
------------------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                   -1,375                -1,874               -1,329
------------------------------------------------------------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents                                       49,146                 7,392               19,071
------------------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                189,243               170,172              170,172
------------------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                   238,389               177,564              189,243
------------------------------------------------------------------------------------------------------------------------------------

                                       10

5. SEGMENT INFORMATION
(1) Industry Segment Information

(Three months ended December 31, 2003 and 2002)                                                         (Millions of yen)
------------------------------------------------------------------------------------------- -----------------------------
                                                       Three months ended      Three months ended
                                                        December 31, 2003       December 31, 2002        Change         %
-------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                      368,592                 365,817         2,775       0.8
      Intersegment                                                      -                       -             -         -
      Total                                                       368,592                 365,817         2,775       0.8
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              318,629                 321,425        -2,796      -0.9
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 49,963                  44,392         5,571      12.5
        Operating income on office equipment sales(%)                13.6                    12.1
-------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                       52,311                  54,922        -2,611      -4.8
      Intersegment                                                    575                     657           -82     -12.5
      Total                                                        52,886                  55,579        -2,693      -4.8
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                               51,878                  54,425        -2,547      -4.7
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                                  1,008                   1,154          -146     -12.7
        Operating income on sales in other businesses (%)             1.9                     2.1
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                   -575                    -657            82         -
      Total                                                          -575                    -657            82         -
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                   -569                    -666            97         -
      Corporate                                                    14,751                  12,161         2,590         -
      Total                                                        14,182                  11,495         2,687         -
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                                -14,757                 -12,152        -2,605         -
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                      420,903                 420,739           164       0.0
      Intersegment                                                      -                       -             -         -
      Total                                                       420,903                 420,739           164       0.0
-------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              384,689                 387,345        -2,656      -0.7
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 36,214                  33,394         2,820       8.4
        Operating income on consolidated net sales(%)                 8.6                     7.9
-------------------------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                         (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      Nine months ended    Nine months ended                           Year ended
                                                      December 31, 2003    December 31, 2002       Change        %   March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
  Net sales:
      Unaffiliated customers                                  1,144,100            1,115,174       28,926       2.6       1,520,574
      Intersegment                                                    -                    -            -         -               -
      Total                                                   1,144,100            1,115,174       28,926       2.6       1,520,574
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                            991,438              977,198       14,240       1.5       1,329,776
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                              152,662              137,976       14,686      10.6         190,798
        Operating income on office equipment sales(%)              13.3                 12.4                                   12.5
------------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
  Net sales:
      Unaffiliated customers                                    164,893              162,386        2,507       1.5         217,784
      Intersegment                                                1,740                2,149         -409     -19.0           2,755
      Total                                                     166,633              164,535        2,098       1.3         220,539
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                            162,639              166,472       -3,833      -2.3         222,772
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                3,994               -1,937        5,931         -          -2,233
        Operating income on sales in other businesses (%)           2.4                 -1.2                                   -1.0
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                               -1,740               -2,149          409         -          -2,755
      Total                                                      -1,740               -2,149          409         -          -2,755
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                               -1,764               -2,153          389         -          -2,726
      Corporate                                                  43,211               41,321        1,890         -          54,882
      Total                                                      41,447               39,168        2,279         -          52,156
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                              -43,187              -41,317       -1,870         -         -54,911
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                  1,308,993            1,277,560       31,433       2.5       1,738,358
      Intersegment                                                    -                    -            -         -               -
      Total                                                   1,308,993            1,277,560       31,433       2.5       1,738,358
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                          1,195,524            1,182,838       12,686       1.1       1,604,704
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                              113,469               94,722       18,747      19.8         133,654
        Operating income on consolidated net sales(%)               8.7                  7.4                                    7.7
------------------------------------------------------------------------------------------------------------------------------------

                                       11



(2) Geographic Segment Information

(Three months ended December 31, 2003 and 2002)                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                     Three months ended     Three months ended
                                                      December 31, 2003      December 31, 2002        Change     %
-------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                        224,398                226,091        -1,693   -0.7
      Intersegment                                               83,101                 84,816        -1,715   -2.0
      Total                                                     307,499                310,907        -3,408   -1.1
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                            286,985                284,768         2,217    0.8
-------------------------------------------------------------------------------------------------------------------
  Operating income                                               20,514                 26,139        -5,625  -21.5
        Operating income on sales in Japan(%)                       6.7                    8.4
-------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                         72,323                 82,058        -9,735  -11.9
      Intersegment                                                  872                  1,273          -401  -31.5
      Total                                                      73,195                 83,331       -10,136  -12.2
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             71,067                 81,538       -10,471  -12.8
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                2,128                  1,793           335   18.7
        Operating income on sales in the Americas(%)                2.9                    2.2
-------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                         98,864                 87,571        11,293   12.9
      Intersegment                                                1,036                    651           385   59.1
      Total                                                      99,900                 88,222        11,678   13.2
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             93,998                 83,717        10,281   12.3
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                5,902                  4,505         1,397   31.0
        Operating income on sales in Europe(%)                      5.9                    5.1
-------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                         25,318                 25,019           299    1.2
      Intersegment                                               20,227                 19,345           882    4.6
      Total                                                      45,545                 44,364         1,181    2.7
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             42,923                 41,298         1,625    3.9
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                2,622                  3,066          -444  -14.5
        Operating income on sales in other(%)                       5.8                    6.9
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                             -105,236               -106,085           849      -
      Total                                                    -105,236               -106,085           849      -
-------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                          -110,284               -103,976        -6,308      -
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                5,048                 -2,109         7,157      -
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                        420,903                420,739           164    0.0
      Intersegment                                                    -                      -             -      -
      Total                                                     420,903                420,739           164    0.0
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                            384,689                387,345        -2,656   -0.7
-------------------------------------------------------------------------------------------------------------------
  Operating income                                               36,214                 33,394         2,820    8.4
        Operating income on consolidated net sales(%)               8.6                    7.9
-------------------------------------------------------------------------------------------------------------------

                                       12


(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended                            Year ended
                                                       December 31, 2003   December 31, 2002       Change     %       March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                         703,320             704,905       -1,585   -0.2             954,310
      Intersegment                                               267,432             237,214       30,218   12.7             320,596
      Total                                                      970,752             942,119       28,633    3.0           1,274,906
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             893,451             878,746       14,705    1.7           1,188,760
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                77,301              63,373       13,928   22.0              86,146
        Operating income on sales in Japan(%)                        8.0                 6.7                                     6.8
------------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
  Net sales:
      External customers                                         234,288             246,998      -12,710   -5.1             333,935
      Intersegment                                                 3,864               3,810           54    1.4               5,620
      Total                                                      238,152             250,808      -12,656   -5.0             339,555
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             228,341             241,474      -13,133   -5.4             325,228
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 9,811               9,334          477    5.1              14,327
        Operating income on sales in the Americas(%)                 4.1                 3.7                                     4.2
------------------------------------------------------------------------------------------------------------------------------------
EUROPE:
  Net sales:
      External customers                                         295,424             253,239       42,185   16.7             352,943
      Intersegment                                                 2,807               2,083          724   34.8               3,019
      Total                                                      298,231             255,322       42,909   16.8             355,962
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             282,817             243,814       39,003   16.0             337,693
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                15,414              11,508        3,906   33.9              18,269
        Operating income on sales in Europe(%)                       5.2                 4.5                                     5.1
------------------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      External customers                                          75,961              72,418        3,543    4.9              97,170
      Intersegment                                                69,452              54,175       15,277   28.2              72,664
      Total                                                      145,413             126,593       18,820   14.9             169,834
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             138,225             118,967       19,258   16.2             159,864
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 7,188               7,626         -438   -5.7               9,970
        Operating income on sales in other(%)                        4.9                 6.0                                     5.9
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                              -343,555            -297,282      -46,273      -            -401,899
      Total                                                     -343,555            -297,282      -46,273      -            -401,899
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:                                           -347,310            -300,163      -47,147      -            -406,841
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                 3,755               2,881          874      -               4,942
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      External customers                                       1,308,993           1,277,560       31,433    2.5           1,738,358
      Intersegment                                                     -                   -            -      -                   -
      Total                                                    1,308,993           1,277,560       31,433    2.5           1,738,358
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                           1,195,524           1,182,838       12,686    1.1           1,604,704
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                                               113,469              94,722       18,747   19.8             133,654
        Operating income on consolidated net sales(%)                8.7                 7.4                                     7.7
------------------------------------------------------------------------------------------------------------------------------------

                                       13

6. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. CHANGE RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM OCTOBER 1, 2003 TO DECEMBER 31, 2003.

Consolidated subsidiaries: No change
Companies accounted for by the equity method:
  No addition
  Removal: T&P Co., Ltd.

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).
The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                       14

  -APPENDIX- (3rd Quarter ended December 31, 2003)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE
Fiscal 2004                                                                                         (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                   1Q      Change(%)       2Q      Change(%)       3Q       Change(%)
---------------------------------------------------------------------------------------------------------------------
Net sales                                        437,453         2.1     450,637         5.2     420,903          0.0
Gross profit                                     192,752         3.4     195,355        12.2     185,779          0.5
Operating income                                  38,484         7.1      38,771        52.6      36,214          8.4
Income before income taxes                        37,317        15.6      34,099        45.7      33,266         10.9
Net income                                        22,355        14.5      19,910        42.2      19,664         10.5
---------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                         30.04           -       26.75           -       26.53            -
---------------------------------------------------------------------------------------------------------------------
Total assets                                   1,924,631           -   1,912,162           -   1,922,150            -
Shareholders' equity                             685,730           -     703,075           -     708,888            -
---------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)              920.97           -      946.38           -      958.20            -
---------------------------------------------------------------------------------------------------------------------


Fiscal 2003                                                                                                       (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                      1Q      Change(%)      2Q      Change(%)       3Q      Change(%)        4Q          Change(%)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                           428,271         4.0    428,550         5.0     420,739          4.8     460,798             2.2
Gross profit                        186,497         7.2    174,148         3.7     184,937          6.5     199,767             8.3
Operating income                     35,927        13.6     25,401       -10.2      33,394         12.3      38,932            -2.8
Income before income taxes           32,270        18.7     23,403        -7.7      29,987         15.9      37,810             6.3
Net income                           19,521        31.2     14,004         3.5      17,801         19.5      21,187            15.7
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)            26.85           -      19.26           -       24.51            -       29.17               -
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                      1,821,949           -  1,826,385           -   1,807,267            -   1,884,922               -
Shareholders' equity                648,343           -    663,665           -     671,132            -     657,514               -
------------------------------------------------------------------- ---------------------------------------------------------------
Shareholders' equity per
 share (yen)                         891.78           -     912.98           -      925.98            -      885.41               -
-----------------------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2003 and 2002)                                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                               Three months ended   Three months ended                      Change excluding
                                                December 31, 2003    December 31, 2002     Change      %     exchange impact      %
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                                 143,882              151,471     -7,589    -5.0          -5,217       -3.4
    Percentage of net sales (%)                             34.2                 36.0
       Domestic                                            60,016               63,618     -3,602    -5.7          -3,602       -5.7
       Overseas                                            83,866               87,853     -3,987    -4.5          -1,615       -1.8
  Other Imaging Systems                                    45,151               56,852    -11,701   -20.6         -11,453      -20.1
    Percentage of net sales (%)                             10.7                 13.5
       Domestic                                            17,291               20,737     -3,446   -16.6          -3,446      -16.6
       Overseas                                            27,860               36,115     -8,255   -22.9          -8,007      -22.2
Total Imaging Solutions                                   189,033              208,323    -19,290    -9.3         -16,670       -8.0
    Percentage of net sales (%)                             44.9                 49.5
  Domestic                                                 77,307               84,355     -7,048    -8.4          -7,048       -8.4
  Overseas                                                111,726              123,968    -12,242    -9.9          -9,622       -7.8
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                        124,564              102,972     21,592    21.0          21,844       21.2
    Percentage of net sales (%)                             29.6                 24.5
       Domestic                                            53,559               44,451      9,108    20.5           9,108       20.5
       Overseas                                            71,005               58,521     12,484    21.3          12,736       21.8
  Other Input/Output Systems                               13,372               14,449     -1,077    -7.5          -1,329       -9.2
    Percentage of net sales (%)                              3.2                  3.4
       Domestic                                             1,052                2,274     -1,222   -53.7          -1,222      -53.7
       Overseas                                            12,320               12,175        145     1.2            -107       -0.9
Total Network Input/Output Systems                        137,936              117,421     20,515    17.5          20,515       17.5
    Percentage of net sales (%)                             32.8                 27.9
  Domestic                                                 54,611               46,725      7,886    16.9           7,886       16.9
  Overseas                                                 83,325               70,696     12,629    17.9          12,629       17.9
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                                   41,623               40,073      1,550     3.9           1,555        3.9
    Percentage of net sales (%)                              9.9                  9.5
  Domestic                                                 40,540               39,324      1,216     3.1           1,216        3.1
  Overseas                                                  1,083                  749        334    44.6             339       45.3
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                    368,592              365,817      2,775     0.8           5,400        1.5
    Percentage of net sales (%)                             87.6                 86.9
  Domestic                                                172,458              170,404      2,054     1.2           2,054        1.2
  Overseas                                                196,134              195,413        721     0.4           3,346        1.7
      The Americas                                         75,643               83,705     -8,062    -9.6           1,149        1.4
      Europe                                               98,428               86,837     11,591    13.3           4,848        5.6
      Other                                                22,063               24,871     -2,808   -11.3          -2,651      -10.7
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                           52,311               54,922     -2,611    -4.8          -2,956       -5.4
    Percentage of net sales (%)                             12.4                 13.1
  Domestic                                                 40,450               39,793        657     1.7             657        1.7
  Overseas                                                 11,861               15,129     -3,268   -21.6          -3,613      -23.9
      The Americas                                            290                  472       -182   -38.6            -140      -29.7
      Europe                                                  994                1,544       -550   -35.6            -593      -38.4
      Other                                                10,577               13,113     -2,536   -19.3          -2,880      -22.0
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                               420,903              420,739        164     0.0           2,444        0.6
    Percentage of net sales (%)                            100.0                100.0
  Domestic                                                212,908              210,197      2,711     1.3           2,711        1.3
    Percentage of net sales (%)                             50.6                 50.0
  Overseas                                                207,995              210,542     -2,547    -1.2            -267       -0.1
    Percentage of net sales (%)                             49.4                 50.0
      The Americas                                         75,933               84,177     -8,244    -9.8           1,009        1.2
        Percentage of net sales (%)                         18.0                 20.0
      Europe                                               99,422               88,381     11,041    12.5           4,255        4.8
        Percentage of net sales (%)                         23.6                 21.0
      Other                                                32,640               37,984     -5,344   -14.1          -5,531      -14.6
        Percentage of net sales (%)                          7.8                  9.0
------------------------------------------------------------------------------------------------------------------------------------
             Reference: Exchange rate
                      US$ 1                            Yen 108.92           Yen 122.59       Yen -13.67
                      EURO 1                           Yen 129.58           Yen 122.59       Yen   6.99

Each category includes the following product line:
Digital Imaging Systems                             Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems                               Analog PPCs, diazo copiers, and thermal paper
Printing Systems                                    MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems                          Optical discs and system scanners
Network System Solutions                            Personal computers, PC servers, network systems and network related software
Other Businesses                                    Optical equipments, metering equipments and semiconductors

                                       A2

(Nine months ended December 31, 2003, 2002 and year ended March 31, 2003)                                          (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                     Nine months ended  Nine months ended                    Change excluding           Year ended
                                     December 31, 2003  December 31, 2002    Change     %     exchange impact     %   March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                      453,040            460,856    -7,816   -1.7           -11,077    -2.4         626,967
    Percentage of net sales (%)                  34.6               36.1                                                       36.1
       Domestic                                184,789            199,484   -14,695   -7.4           -14,695    -7.4         265,654
       Overseas                                268,251            261,372     6,879    2.6             3,618     1.4         361,313
  Other Imaging Systems                        151,087            177,829   -26,742  -15.0           -29,717   -16.7         232,746
    Percentage of net sales (%)                  11.6               13.9                                                       13.4
       Domestic                                 53,788             61,698    -7,910  -12.8            -7,910   -12.8          80,520
       Overseas                                 97,299            116,131   -18,832  -16.2           -21,807   -18.8         152,226
Total Imaging Solutions                        604,127            638,685   -34,558   -5.4           -40,794    -6.4         859,713
    Percentage of net sales (%)                  46.2               50.0                                                       49.5
  Domestic                                     238,577            261,182   -22,605   -8.7           -22,605    -8.7         346,174
  Overseas                                     365,550            377,503   -11,953   -3.2           -18,189    -4.8         513,539
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                             358,021            292,380    65,641   22.5            59,743    20.4         408,830
    Percentage of net sales (%)                  27.4               22.9                                                       23.5
       Domestic                                153,910            126,467    27,443   21.7            27,443    21.7         177,510
       Overseas                                204,111            165,913    38,198   23.0            32,300    19.5         231,320
  Other Input/Output Systems                    43,097             43,984      -887   -2.0            -1,778    -4.0          54,549
    Percentage of net sales (%)                   3.2                3.4                                                        3.2
       Domestic                                  3,795              8,232    -4,437  -53.9            -4,437   -53.9          10,100
       Overseas                                 39,302             35,752     3,550    9.9             2,659     7.4          44,449
Total Network Input/Output Systems             401,118            336,364    64,754   19.3            57,965    17.2         463,379
    Percentage of net sales (%)                  30.6               26.3                                                       26.7
  Domestic                                     157,705            134,699    23,006   17.1            23,006    17.1         187,610
  Overseas                                     243,413            201,665    41,748   20.7            34,959    17.3         275,769
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                       138,855            140,125    -1,270   -0.9            -1,345    -1.0         197,482
    Percentage of net sales (%)                  10.6               11.0                                                       11.3
  Domestic                                     135,800            138,078    -2,278   -1.6            -2,278    -1.6         194,873
  Overseas                                       3,055              2,047     1,008   49.2               933    45.6           2,609
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                       1,144,100          1,115,174    28,926    2.6            15,826     1.4       1,520,574
    Percentage of net sales (%)                  87.4               87.3                                                       87.5
  Domestic                                     532,082            533,959    -1,877   -0.4            -1,877    -0.4         728,657
  Overseas                                     612,018            581,215    30,803    5.3            17,703     3.0         791,917
      The Americas                             242,443            253,632   -11,189   -4.4             4,870     1.9         342,568
      Europe                                   293,128            251,268    41,860   16.7            13,448     5.4         349,577
      Other                                     76,447             76,315       132    0.2              -615    -0.8          99,772
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                               164,893            162,386     2,507    1.5             1,188     0.7         217,784
    Percentage of net sales (%)                  12.6               12.7                                                       12.5
  Domestic                                     129,462            125,813     3,649    2.9             3,649     2.9         167,365
  Overseas                                      35,431             36,573    -1,142   -3.1            -2,461    -6.7          50,419
      The Americas                               1,154                978       176   18.0               253    25.9           1,372
      Europe                                     3,245              3,282       -37   -1.1              -319    -9.7           4,900
      Other                                     31,032             32,313    -1,281   -4.0            -2,395    -7.4          44,147
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                  1,308,993          1,277,560    31,433    2.5            17,014     1.3       1,738,358
    Percentage of net sales (%)                 100.0              100.0                                                      100.0
  Domestic                                     661,544            659,772     1,772    0.3             1,772     0.3         896,022
    Percentage of net sales (%)                  50.5               51.6                                                       51.5
  Overseas                                     647,449            617,788    29,661    4.8            15,242     2.5         842,336
    Percentage of net sales (%)                  49.5               48.4                                                       48.5
      The Americas                             243,597            254,610   -11,013   -4.3             5,123     2.0         343,940
        Percentage of net sales (%)              18.6               20.0                                                       19.8
      Europe                                   296,373            254,550    41,823   16.4            13,129     5.2         354,477
        Percentage of net sales (%)              22.6               19.9                                                       20.4
      Other                                    107,479            108,628    -1,149   -1.1            -3,010    -2.8         143,919
        Percentage of net sales (%)               8.3                8.5                                                        8.3
------------------------------------------------------------------------------------------------------------------------------------
            Reference: Exchange rate
                      US$ 1                 Yen 115.00         Yen 122.92      Yen -7.92                                  Yen 121.96
                     EURO 1                 Yen 132.17         Yen 118.84      Yen 13.33                                  Yen 121.00

Each category includes the following product line:
Digital Imaging Systems        Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems          Analog PPCs, diazo copiers, and thermal paper
Printing Systems               MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems     Optical discs and system scanners
Network System Solutions       Personal computers, PC servers, network systems and network related software
Other Businesses               Optical equipments, metering equipments and semiconductors

                                       A3

3. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                Half year ended         Three months ended          Three months ended          Year ended
                                Sept. 30, 2003  Change     Dec. 31, 2003   Change      Mar. 31, 2004   Change  Mar. 31, 2004  Change
                                    Results        %          Results        %           Forecast        %       Forecast       %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                            888.0        3.6           420.9       0.0           468.0         1.6       1,777.0       2.2
Gross profit                         388.1        7.6           185.7       0.5           204.1         2.2         778.0       4.4
Operating income                      77.2       26.0            36.2       8.4            39.5         1.5         153.0      14.5
Income before income taxes            71.4       28.3            33.2      10.9            39.3         4.0         144.0      16.6
Net income                            42.2       26.1            19.6      10.5            23.0         8.9          85.0      17.2
------------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)           56.79          -           26.53         -           31.57           -        114.89         -
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                   36.3          -            15.5         -            19.1           -          71.0         -
Depreciation for tangible fixed
assets                                33.6          -            15.7         -            18.5           -          68.0         -
R&D expenditure                       44.2          -            24.2         -            25.5           -          94.0         -
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)             118.06          -          108.92         -          108.00           -        113.26         -
Exchange rate (Yen/EURO)            133.47          -          129.58         -          128.00           -        131.13         -
------------------------------------------------------------------------------------------------------------------------------------

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Three months ended March 31, 2004                         Year ended March 31, 2004
                                    Forecast    Change     Forecast(*)     Change        Forecast      Change    Forecast(*)  Change
                                                  %                          %                           %                       %
------------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems            157.4       -5.2           160.1      -3.6           610.5        -2.6         609.9       -2.7
       Domestic                       61.2       -7.5            61.2      -7.5           246.0        -7.4         246.0       -7.4
       Overseas                       96.2       -3.7            98.9      -1.0           364.5         0.9         363.9        0.7
  Other Imaging Systems               43.0      -21.7            44.3     -19.3           194.0       -16.6         192.4      -17.3
       Domestic                       15.7      -16.5            15.7     -16.5            69.5       -13.7          69.5      -13.7
       Overseas                       27.2      -24.4            28.5     -20.8           124.5       -18.2         122.9      -19.3
Total Imaging Solutions              200.4       -9.3           204.4      -7.5           804.6        -6.4         802.3       -6.7
  Domestic                            76.9       -9.5            76.9      -9.5           315.5        -8.9         315.5       -8.9
  Overseas                           123.5       -9.2           127.5      -6.2           489.1        -4.8         486.8       -5.2
------------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                   146.5       25.8           150.9      29.6           504.5        23.4         503.0       23.0
       Domestic                       63.6       24.8            63.6      24.8           217.6        22.6         217.6       22.6
       Overseas                       82.8       26.6            87.2      33.4           286.9        24.0         285.4       23.4
  Other Input/Output Systems          11.3        7.2            11.8      12.5            54.4        -0.2          54.0       -0.8
       Domestic                        1.0      -46.2             1.0     -46.2             4.8       -52.5           4.8      -52.5
       Overseas                       10.3       18.7            10.8      25.1            49.6        11.6          49.2       10.9
Total Network Input/Output Systems   157.8       24.3           162.8      28.2           558.9        20.6         557.1       20.2
  Domestic                            64.6       22.3            64.6      22.3           222.4        18.5         222.4       18.5
  Overseas                            93.1       25.7            98.1      32.4           336.5        22.0         334.7       21.4
------------------------------------------------------------------------------------------------------------------------------------
Network System Solutions              55.7       -2.8            55.8      -2.7           194.6        -1.5         194.5       -1.5
  Domestic                            54.8       -3.5            54.8      -3.5           190.6        -2.2         190.6       -2.2
  Overseas                             0.9       70.7             1.0      80.0             4.0        53.9           3.9       53.0
------------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total               414.1        2.1           423.0       4.4         1,558.2         2.5       1,554.0        2.2
  Domestic                           196.4        0.9           196.4       0.9           728.5        -0.0         728.5       -0.0
  Overseas                           217.6        3.3           226.6       7.6           829.7         4.8         825.5        4.3
      The Americas                    84.5       -5.0            93.5       5.2           326.9        -4.6         352.0        2.8
      Europe                         107.8        9.7           107.8       9.7           400.9        14.7         372.5        6.6
      Other                           25.3        8.0            25.2       7.7           101.7         2.0         100.9        1.2
------------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                      53.8       -2.7            53.4      -3.4           218.7         0.5         217.0       -0.3
  Domestic                            42.0        1.2            42.0       1.2           171.5         2.5         171.5        2.5
  Overseas                            11.8      -14.4            11.4     -17.3            47.2        -6.2          45.5       -9.6
      The Americas                     0.3       -3.8             0.4       6.4             1.5        11.6           1.6       20.2
      Europe                           1.1      -25.9             1.1     -29.7             4.4        -9.3           4.1      -16.3
      Other                           10.2      -13.1             9.8     -16.4            41.3        -6.4          39.8       -9.8
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                          468.0        1.6           476.5       3.4         1,777.0         2.2       1,771.1        1.9
  Domestic                           238.4        0.9           238.4       0.9           900.0         0.4         900.0        0.4
  Overseas                           229.5        2.2           238.1       6.0           877.0         4.1         871.1        3.4
      The Americas                    84.8       -5.0            94.0       5.2           328.4        -4.5         353.7        2.8
      Europe                         109.0        9.1           108.9       9.0           405.4        14.4         376.6        6.3
      Other                           35.6        0.9            35.1      -0.4           143.0        -0.6         140.7       -2.2
------------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A4